CUSIP No. 40867E107	Page 1 of 14 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Hampden Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

40867E107

(CUSIP Number)

Clover Partners, L.P.
100 Crescent Court, Suite 575
Dallas, TX  75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street
Chicago, Illinois 60610
(312) 832-4549

November 25, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 40867E107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 494,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 494,622
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

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CUSIP No. 40867E107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 494,622
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 494,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN, IA

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CUSIP No. 40867E107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Clover Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 494,622
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 494,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 40867E107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Michael C. Mewhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 494,622
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 494,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 40867E107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Johnny Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 40867E107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Garold R. Base
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,352
	8	SHARED VOTING POWER 300
	9	SOLE DISPOSITIVE POWER 2,352
	10	SHARED DISPOSITIVE POWER 300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 40867E107	Page 8 of 14 Pages

SCHEDULE 13D/A

This Fourth Amended Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission on August 22, 2012 and is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover (collectively, the “MHC Mutual Conversion Fund Group”), relating to common stock ($0.01 par value) (the “Common Stock”) of Hampden Bancorp, Inc., a Delaware corporation (the “Issuer”).

With regard to the MHC Mutual Conversion Fund Group, this Schedule 13D/A relates to Common Stock of the Issuer purchased by the GP through the account of the Fund.  The Fund may direct the vote and disposition of the 494,622 shares of Common Stock it holds directly.  The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 494,622 shares of Common Stock held by the Fund.  Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 494,622 shares of Common Stock held by the Fund.  As the manager of Clover, Mewhinney may direct the vote and disposition of the 494,622 shares of Common Stock held by the Fund.  The MHC Mutual Conversion Fund Group expressly disclaims beneficial ownership of securities held by Johnny Guerry and Garold Base.  The securities reported herein as being beneficially owned by the MHC Mutual Conversion Fund Group do not include any securities held by Mr. Guerry or Mr. Base.

Previously, Johnny Guerry and Garold Base and the MHC Mutual Conversion Fund Group jointly filed an amendment to this Schedule 13D, as they may have been deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the nomination of director candidates by the MHC Mutual Conversion Fund Group.  With shareholder meeting concluded, these parties will no longer file a joint Schedule 13D after filing this Amended Schedule 13D.

Johnny Guerry, Garold Base and the MHC Mutual Conversion Fund Group expressly disclaim the existence of any ongoing arrangements that could constitute a “group” and disclaim any beneficial ownership of securities held by one another.

Johnny Guerry and Garold Base have each executed this Amended Schedule 13D solely to certify his acknowledgement and agreement of the preceding statements.

Item 1.	Security and Issuer

Securities acquired:	Common Stock

Issuer:	Hampden Bancorp, Inc. 19 Harrison Ave. Springfield, Massachusetts 01102

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CUSIP No. 40867E107	Page 9 of 14 Pages

Item 2.	Identity and Background

(a)           With regard to the MHC Mutual Conversion Fund Group, this Schedule 13D/A is jointly filed by the Fund, the GP, Clover and Mr. Mewhinney.  Because Mr. Mewhinney is the manager of Clover, which is the general partner of the GP (with Mr. Mewhinney, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Common Stock held by the Fund.

Each of the members of the MHC Mutual Conversion Fund Group identified in this Schedule 13D/A is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons”.  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

The Reporting Persons are filing this Schedule 13D/A jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)           The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c)           The principal occupation of Mr. Mewhinney is serving as the managing member of Clover.  The principal business of Clover is acting as the general partner of the GP.  The principal business of the GP is investment management.  The principal business of the Fund is investing in securities.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Fund, the GP and Clover are organized under the laws of the State of Texas.  Mr. Mewhinney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of the date of this Schedule 13D/A, the Fund had invested $6,709,372.73 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was the working capital of the Fund.

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CUSIP No. 40867E107	Page 10 of 14 Pages

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes.  The MHC Mutual Conversion Fund Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

Consistent with its investment purpose, the MHC Mutual Conversion Fund Group has engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.  The MHC Mutual Conversion Fund Group has discussed and will continue to discuss ideas that, if effectuated, may result in any of the following: a sale or transfer of a material amount of assets of the Issuer and/or changes in the Board or management of the Issuer.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The MHC Mutual Conversion Fund Group beneficially owns 494,622 shares of Common Stock, which represents 8.8% of the Issuer’s outstanding shares of Common Stock.  The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the MHC Mutual Conversion Fund Group as of November 25, 2013, as set forth in this Schedule 13D/A, by (ii) the 5,648,848, shares of Common Stock outstanding as of November 8, 2013, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 494,622 shares of Common Stock and the power to dispose of the 494,622 shares of Common Stock held in the Fund.  Clover, in its capacity as general partner of the GP and Mr. Mewhinney, as the managing member of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

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CUSIP No. 40867E107	Page 11 of 14 Pages

(c)           Other than the Fund, none of the other Reporting Persons has effected any transactions in the Common Stock within the past sixty days.  The Fund effected the following transactions within the past sixty days:

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
09/26/2013	1,457	$16.0918	Open Market
09/27/2013	1,914	16.1500	Open Market
10/01/2013	1,000	16.1500	Open Market
10/10/2013	500	16.2500	Open Market
11/08/2013	9,121	16.6378	Open Market
11/12/2013	200	16.8850	Open Market
11/14/2013	1,000	16.7544	Open Market
11/20/2013	4,141	16.5000	Open Market
11/25/2013	10,000	16.5500	Open Market
11/25/2013	10,000	16.5000	Open Market

The filing of this Schedule 13D/A shall not be construed as admission that the GP, Clover, or Mr. Mewhinney is for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any of the 494,622 shares of Common Stock owned by the Fund.  Pursuant to Rule 13d-4, the GP, Clover, and Mr. Mewhinney disclaim all such beneficial ownership.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to the Fund, GP is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

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CUSIP No. 40867E107	Page 12 of 14 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 2	Board Letter (incorporated by reference to Exhibit 2 filed with Amendment No. 1 to this Schedule 13D/A, as filed on October 17, 2012)*

Exhibit 3	Nomination Letter*

Exhibit 4	Notice of Shareholder Proposal*

* Previously filed.

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CUSIP No. 40867E107	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2013

MHC Mutual Conversion Fund, L.P. By: Clover Partners, L.P. By: Clover Investments, L.L.C., general partner By: /s/ John Guerry Name: John Guerry Title: Principal
Clover Partners, L.P. By: Clover Investments, L.L.C., general partner By: /s/ John Guerry Name: John Guerry Title: Principal
Clover Investments, L.L.C. By: /s/ John Guerry Name: John Guerry Title: Principal
/s/ Michael C. Mewhinney Michael C. Mewhinney

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CUSIP No. 40867E107	Page 14 of 14 Pages

/s/ John Guerry John Guerry
/s/ Garold R. Base Garold R. Base